EXHIBIT 12(b)

Ratio of Earnings to Fixed Charges
Union Pacific Corporation and Subsidiary Companies
(Unaudited)

	Six Months Ended June 30,

Millions of Dollars, Except Ratios	2003	2002

Earnings:
Income before cumulative effect of accounting change	$443	$526
Undistributed equity earnings	38	(21)

Total earnings	481	505

Income taxes	260	309

Fixed charges:
Interest expense including amortization of debt discount	301	322
Portion of rentals representing an interest factor	80	22

Total fixed charges	381	344

Earnings available for fixed charges	$1,122	$1,158

Ratio of earnings to fixed charges	2.9	3.4